NESTLÉ S.A.

SHARE TRANSFER OFFICE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. | OUR REF. | CHAM (SWITZERLAND) 7 March 2008

[redacted]

Nestlé S.A.

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Invitation to the Annual General Meeting

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 41 785 20 36; e-mail: stefan.heggli@nestle.com) should you have any questions.

Yours sincerely,

NESTLÉ S.A.

Stefan Heggli

3/12

Enclosures

NESTLÉ S.A.

Cham and Vevey, 7 March 2008

Invitation to the Annual General Meeting

Dear Shareholder,

We have the honour to invite you to the

141st Annual General Meeting

to be held on Thursday, 10 April 2008, at 2.30 p.m. at the "Palais de Beaulieu" in Lausanne, Switzerland.

Agenda and Proposals of the Board of Directors

1 **2007 annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors**
Proposal
Approval of the 2007 annual report, of the accounts of Nestlé S.A. and of the consolidated accounts of the Nestlé Group.

2 **Release of the Board of Directors and of the Management**
Proposal
Release of the members of the Board of Directors and of the Management.

3 **Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.**
Proposal

Retained earnings		
Balance brought forward from 2006	CHF	1 230 199 215
Profit for the year 2007	CHF	7 191 297 148
	CHF	8 421 496 363
Proposed appropriation		
Transfer to the special reserve	CHF	3 000 000 000
Dividend for 2007, CHF 12.20 per share on 376 271 758 shares	CHF	4 590 515 448
Dividend for 2007, CHF 12.20 per share on a total of 8 227 267 shares reserved for Long-Term Incentive Plans, to cover warrants and held-for-trading purposes	CHF	100 372 657
	CHF	7 690 888 105
Balance to be carried forward	CHF	730 608 258

4 Elections

The proposed new Articles of Association as set forth in Agenda Item 6 provide for a three-year term of office for the members of the Board of Directors (Article 15 para. 1) and for a one-year term of office for the Auditors (Article 20). The new terms of office will apply to this year's and all future elections of the members of the Board of Directors and of the Auditors. The current members of the Board of Directors will be re-elected over the course of the next three years and the new three-year terms will apply upon their re-election. This will allow for a proper staggering so that approximately one third of the members of the Board of Directors is up for re-election each year.

In the event the shareholders should reject the new Articles of Association as set forth in Agenda Item 6, the (re-)elections proposed under this Agenda Item 4 shall be for a five-year term of office for the members of the Board of Directors and for a three-year term of office for the Auditors, as per the current Articles of Association.

4.1 Re-elections to the Board of Directors

Proposal

Individual re-elections of Mr. Andreas Koopmann and Mr. Rolf Hänggi (each for a term of three years).

Explanation

The Board proposes the individual re-elections of Mr. Andreas Koopmann, Swiss, born 1951, 1st Vice Chairman of Nestlé S.A. and CEO of Bobst Group S.A., and of Mr. Rolf Hänggi, Swiss, born 1943, 2nd Vice Chairman of Nestlé S.A. and Chairman of Rüd, Blass & Cie AG, Bankers, Switzerland. Both have provided outstanding services to the Company as Vice Chairmen of the Board.

For further details on the nominees, see biographies on the internet (www.nestle.com).

4.2 Elections to the Board of Directors

Proposal

Individual elections of Mr. Paul Bulcke and Mr. Beat W. Hess (each for a term of three years).

Explanation

At the Annual General Meeting of 10 April 2008 the mandate of Mr. Peter Böckli as Director will expire. Due to the age limit set forth in the Board Regulations, he will not stand for re-election. The Board wishes to extend its gratitude to Mr. Peter Böckli, who first joined the Board in 1993 and since then has provided invaluable services as a member of the Board, the Audit Committee and most recently in his role as Chairman of the Compensation and Nomination Committee.

The Board proposes the individual elections as members of the Board of Directors of Nestlé S.A. of Mr. Paul Bulcke and Mr. Beat W. Hess.

Mr. Paul Bulcke, Belgian, born 1954, joined Nestlé S.A. in 1979. From 1980 to 1996 he held various marketing, sales and division functions in South America and assumed Managing Director roles in several European Countries before being appointed Executive Vice President of Nestlé S.A., responsible for Zone Americas. As of 10 April 2008, Paul Bulcke will become Chief Executive Officer of Nestlé S.A. With the shareholders' approval he will be appointed by the Board as "administrateur délégué", as per Nestlé's traditional governance model.

Mr. Beat W. Hess, Swiss, born 1949, is Group Legal Director of Royal Dutch Shell plc, responsible on a worldwide level for legal and intellectual property services as well as for the Shell Compliance Office. He is a member of the Shell Group Executive Committee. The Board believes that with his long business experience and strong legal background he is well suited to follow Mr. Peter Böckli on the Company's Board.

For further details on the nominees, see biographies on the internet (www.nestle.com).

4.3 Re-election of the Auditors
(Accounts of Nestlé S.A. and consolidated accounts of the Nestlé Group)
Proposal
Re-election of KPMG Klynveld Peat Marwick Goerdeler S.A., London and Zurich (for a term of one year).

5 Capital reduction and share split

5.1 Capital reduction
Proposal
Cancellation of 10072500 shares repurchased under the Share Buy-Back Programme launched on 24 August 2007, and reduction of share capital by CHF 10072500.
Article 5 of the Articles of Association shall be amended accordingly.

Explanation
On 24 August 2007, Nestlé S.A. launched its current Share Buy-Back Programme over a second trading line on virt-x.

The Board of Directors proposes that the shareholders approve the cancellation of 10072500 shares repurchased over the second trading line on virt-x and that the share capital in Article 5 of the Articles of Association be reduced accordingly.

In a special audit report for the Annual General Meeting, the Auditors KPMG Klynveld Peat Marwick Goerdeler S.A. confirmed that the claims of the creditors are fully covered even after the capital reduction.

The capital reduction by cancellation of shares can only be accomplished after publication of three notices to creditors in accordance with Article 733 of the Swiss Code of Obligations. Such notices to creditors will be published after the Annual General Meeting in the Swiss Official Gazette of Commerce. After lapse of the two-month waiting period required by law, the capital reduction can be effected and entered in the Commercial Register.

5.2 Share split
Proposal
Split of the nominal value of CHF 1.– of the shares at a 1:10 ratio and respective increase of the number of shares.

Articles 5 and 5bis para. 1 of the Articles of Association shall be amended accordingly.

Explanation
The stock market price of the Nestlé S.A. share is relatively high compared with the companies that are in Nestlé's peer group. The split of the nominal value of the share at a 1:10 ratio is intended to increase the liquidity and tradability of the shares. Shareholders do not need to take any action as a result of the share split.

5.3 Amendments to Articles 5 and 5bis para. 1 of the Articles of Association
Proposal
To the extent that the Annual General Meeting approves the proposals of the Board of Directors set forth in Agenda Items 5.1 and 5.2, the Board of Directors proposes that Articles 5 and 5bis para. 1 of the Articles of Association be amended as follows:

Article 5 Share capital
The share capital is CHF 383000000 (three hundred and eighty-three million Swiss Francs) divided into 3830000000 fully paid up registered shares having a nominal value of CHF 0.10 each.

Article 5bis para. 1 Conditional share capital
[1] By the exercise of conversion or option rights, the share capital of the Company may be increased by a maximum of CHF 10000000 (ten million Swiss Francs), by the issue of a maximum of 100000000 registered shares having a nominal value of CHF 0.10 each.

Explanation
Articles 5 and 5bis para. 1 of the Articles of Association have to be amended in line with the shareholders' resolutions for Agenda Items 5.1 and 5.2. These amendments will only be entered into the Commercial Register after the completion of the capital reduction, i.e., after the two-month waiting period required by law. In the event the complete revision of the Articles of Association as proposed under Agenda Item 6 is approved, these amendments will be reflected in the new Articles 3 and 3bis para. 1.

6 Complete revision of the Articles of Association

Proposal
Approval of the proposed revised Articles of Association as published in the Swiss Official Gazette of Commerce.

Explanation
Please refer to the Chairman's Letter and the Report of the Board of Directors on the Revision of the Articles of Association. The text of the proposed revised Articles of Association is published in the Swiss Official Gazette of Commerce, the Report of the Board of Directors on the Revision of the Articles of Association and on our homepage (www.nestle.com).

Based on Article 36 para. 2 of the Articles of Association, the resolution under this Agenda Item requires a majority of two thirds of the votes represented at this Annual General Meeting.

Admission cards
Admission cards can be ordered at any time prior to 12:00 a.m. (noon) on Thursday 3 April 2008, at the latest, from the Share Transfer Office in Cham, by means of the enclosed reply form. The mailing of admission cards will start on Tuesday 25 March 2008.
Only shareholders who are on record in the share register with voting rights on 21 March 2008, are entitled to exercise their voting rights.

Proxies
If you are unable to attend the Annual General Meeting in person, you can be represented by another shareholder registered with voting rights, by Nestlé S.A. or by the independent representative pursuant to Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard de Pérolles 7, CH-1701 Fribourg, Switzerland. The enclosed reply form can be used to grant a proxy as well as to give voting instructions to the independent representative. If the independent representative does not receive written voting instructions for some or all of the proposals, he will vote in favour of the Board of Directors' proposals. Nestlé S.A. will only represent shareholders if they want to approve the proposals of the Board of Directors. All proxies with different instructions will be passed on to the independent representative. Signed proxies left blank will be deemed to be a mandate to Nestlé S.A. to vote in favour of the Board of Directors' proposals. The reply form is to be sent to the Share Transfer Office in Cham or directly to the independent representative by using the appropriate envelope.

You will find enclosed the summary of the Management Report 2007 which will give you a brief overview of the financial results of the business year of Nestlé S.A. and of the Nestlé Group. If you wish to have more detailed information on the financial results and an insight into our different areas of activity, we invite you to order the full Management Report 2007, which will be available as from 14 March 2008. For this purpose, please tick the appropriate box on the attached reply form. Should you also wish to receive the Half-yearly Report January/ June 2008, which will be published in August 2008, we invite you to tick the corresponding box on the same reply form. These documents will also be available on our homepage (www.nestle.com).

Please address all correspondence regarding the Annual General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham, phone +41 41 785 20 20, fax +41 41 785 20 24.

Yours faithfully,

NESTLÉ S.A.
BOARD OF DIRECTORS

END